SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

LNB Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

502100-10-0

(CUSIP Number)

Umberto P. Fedeli, The Fedeli Group, 5005 Rockside Road, Fifth Floor, Independence, OH 44131, (216) 328-8080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502100-10-0	Page 2 of 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Umberto P. Fedeli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 671,967
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 671,967
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 671,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 502100-10-0	Page 3 of 8

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D relates to shares of common stock, par value $1.00 per share (the “Shares”), of LNB Bancorp, Inc., an Ohio corporation (the “Company”), and is filed by Umberto P. Fedeli.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The Shares reported in Item 5(c) as having been acquired by Mr. Fedeli were acquired for the aggregate purchase price of approximately $29,410.20 (excluding commissions) with Mr. Fedeli’s personal funds.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

Mr. Fedeli, a long-time investor in community banks and thrifts, purchased the Shares for investment.

On August 10, 2011, in his most recent amendment to his Schedule 13D, Mr. Fedeli stated his view that the Company’s board of directors must consider ways to replace the Company’s federal TARP funds. Mr. Fedeli further stated that if the Company is unable to improve profitability significantly, through the combination of simultaneously addressing ongoing credit problems and significantly and sustainably decreasing costs and improving revenue, along with adopting a successful strategy to replace TARP, he believes there will be no choice but for the Company to consider strategic alternatives, such as a sale or merger, to enhance shareholder value. For Mr. Fedeli, a sale or merger is not the desired outcome. He prefers an aggressive, prudent long-term growth strategy to improve performance and allow the Company to control its own destiny and flourish as a healthy community bank.

On March 15, 2012, Mr. Fedeli sent a letter to the board of directors of the Company, in which he reiterated his views that the board of directors of the Company needs to act with a sense of urgency with respect to its replacement of TARP funds, and when replacing TARP, the Company should do so in a manner that is not significantly dilutive to the Company’s shareholders. In his letter, Mr. Fedeli indicated that the Company is but one of hundreds of small and medium-sized banks and thrifts that will need to replace its TARP funding. If the Company is unable to replace TARP by the end of 2013, the dividend payments on the TARP funds will increase substantially, from 5% ($1.26 million annually) to 9% ($2.27 million annually). The $2.27 million dividend payment represents 61% of the Company’s 2011 net income available to common shareholders. The $1.0 million increase, or 27% of the 2011 net income, would need to be paid by the Company and reduce the income available to the shareholders. With the Company’s own deadline to replace its TARP funding now less than two years away, Mr. Fedeli indicated in his March 15 letter that he believes the sense of urgency is simply accelerating. As every day draws closer to the TARP deadline, Mr. Fedeli believes that the Company will have more and more competition in the marketplace looking to replace TARP capital, and the Company needs to decide quickly on its own course of action.

CUSIP No. 502100-10-0	Page 4 of 8

In the spirit of continuing to attempt to work with the Board and management of the Company, Mr. Fedeli proposed in the March 15 letter to provide capital to the Company for the purpose of repaying the Company’s TARP obligations. Mr. Fedeli would do so far in advance of the date on which the prohibitive 9% dividend rate begins. Mr. Fedeli would make this capital investment in the Company in a manner that is not significantly dilutive or is non-dilutive to the shareholders of the Company. Mr. Fedeli also invited members of the board of the Company and others to participate along with him.

In his letter, Mr. Fedeli indicated that he is willing to enter into an appropriate confidentiality agreement to enable him to conduct due diligence. Mr. Fedeli also stated that he cannot predict the exact form his proposal would take, including the type of capital instrument or instruments that would be required or whether some existing or future cash assets of the Company could or should be used in part to redeem the Company’s TARP funds, nor can he predict whether it would be beneficial for the Company and its shareholders to pay back the TARP funds at par. After comprehensive due diligence, Mr. Fedeli stated he would be prepared to formulate a detailed proposal, present it to the board of directors of the Company and enter into discussions regarding the exact form a capital infusion, for the sole purpose of replacing TARP, would take. In addition to the completion of due diligence, Mr. Fedeli’s offer is subject to obtaining all necessary regulatory approvals. A copy of the March 15, 2012 letter is attached to this Amendment No. 4 to Schedule 13D as Exhibit 7.1 and incorporated by reference.

In response to Mr. Fedeli’s March 15, 2012 letter, Daniel Klimas, President and CEO of the Company, sent a letter to all the shareholders of the Company. Mr. Fedeli appreciates that the Company is taking the step that he has long encouraged of open and meaningful communication with the shareholders. Mr. Fedeli also appreciates that the Company is recognizing that the replacement of TARP is critical to all the shareholders, as Mr. Fedeli himself has been saying for a long time. With his interests directly aligned with the shareholders, Mr. Fedeli encourages the board of the Company to be proactive and address TARP replacement in a manner that benefits all shareholders.

Where Mr. Fedeli differs with the approach taken by the Company is the timing. While he appreciates that the board of the Company is continuing to study TARP and methods of replacing it, Mr. Fedeli is not attempting as referenced in Mr. Klimas’ letter to create an “exaggerated sense of urgency that does not exist”. The facts, of the TARP deadline approaching at the end of the next year, the Company being one of hundreds of small and medium-sized banks that need to take similar steps and the possible $1.0 million annual dividend increase, mean that the Company needs to move forward with a plan and place it into action. No transaction to replace TARP funding, whether it involves Mr. Fedeli or anyone else, will not be done overnight.

It is also important to note that contrary to the statements in Mr. Klimas’ letter that Mr. Fedeli is seeking a form of convertible preferred shares that would increase his stake in the Company significantly, Mr. Fedeli made no such proposal. Mr. Fedeli has had prior discussions with Mr. Klimas and members of the board of the Company regarding various potential, mutually beneficial capital investment instruments that could be used to replace the TARP funds. As stated in his letter and in his prior statements, Mr. Fedeli believes that in its replacement of TARP funds it is critical that the Company act in a manner that benefits all shareholders.

CUSIP No. 502100-10-0	Page 5 of 8

Specifically, Mr. Fedeli indicated that when he is prepared to make a proposal, after due diligence, it would not be significantly dilutive or it would be non-dilutive to the Company’s shareholders.

The offer made by Mr. Fedeli in his March 15 letter — to sign a confidentiality agreement, commence due diligence and formulate an exact proposal to replace TARP, in which members of the board and others are invited to participate along with him — stands.

Mr. Fedeli has met with the Company’s board of directors and its management team regarding TARP repayment and other issues facing the Company and has had discussions with other shareholders of the Company regarding the Company’s future. In addition to continuing discussions with other shareholders, Mr. Fedeli intends to continue to meet with management and members of the board of directors to learn more about their progress and to share ideas and thoughts on how to best maximize shareholder value over the long-term, including repayment of the TARP funds.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are amended and supplemented as follows:

(a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,941,854 Shares outstanding.

Mr. Fedeli beneficially owns a total of 671,967 Shares, or 8.5% of the outstanding Shares.

CUSIP No. 502100-10-0	Page 6 of 8

(c) In the past sixty days, Mr. Fedeli purchased 5,365 Shares in open market transactions as set forth below:

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)
02/23/2012	4,903	$5.50
02/27/2012	462	$5.30

Item 7.	Material to be Filed as Exhibits.

7.1    March 15, 2012 Letter to the board of directors of LNB Bancorp, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2012

/s/ Umberto P. Fedeli
Umberto P. Fedeli

EXHIBIT INDEX

Exhibit Number	Description

7.1	March 15, 2012 Letter to the board of directors of LNB Bancorp, Inc.